UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                        (Amendment No.   )*<F1>

                    Falcon Building Products, Inc.
                           (Name of Issuer)

                 Class A Common Shares, $.01 par value
                    (Title of Class of Securities)

                               305916108
                            (CUSIP Number)

            Sheli Z. Rosenberg, Two North Riverside Plaza,
                Chicago, Illinois 60606 (312) 454-0100
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             May 10, 1996
        (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on following pages)

                         (Page 1 of 11 Pages)

<F1>*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 305916108           SCHEDULE 13D         Page 2 of 11 Pages
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Equity Holdings Limited, an Illinois limited partnership
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) __
                                                           (b) __

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS*

     OO
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            __

_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois
_________________________________________________________________
               7    SOLE VOTING POWER
NUMBER OF           14,000,000
SHARES         __________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
OWNED BY            0
EACH           __________________________________________________
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON              14,000,000
WITH           __________________________________________________
               10   SHARED DISPOSITIVE POWER
                    0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               14,000,000
_________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

_________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               69.7%
_________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN
_________________________________________________________________

CUSIP No. 305916108           SCHEDULE 13D         Page 3 of 11 Pages

Item 1.   Security and Issuer

     This statement relates to the Class A Common Stock, par value $.01 per share, of Falcon Building Products, Inc., a Delaware corporation (the "Company").

     The principal executive office of the Company is Two North
Riverside Plaza, Chicago, Illinois 60606.


Item 2.   Identity and Background

     (a) - (c). This statement is filed by Equity Holdings Limited, an Illinois limited partnership ("Equity Holdings"). Equity Holdings is engaged in the business of making investments in operating businesses and securities. Equity Holdings' principal executive office is located at Two North Riverside Plaza, Chicago, Illinois 60606. Equity Holdings' sole general partners are the Samuel Zell Revocable Trust and the Robert H. and Ann Lurie Trust. Both trusts are Illinois trusts. Samuel Zell is the trustee of the Samuel Zell Revocable Trust. Sheli Z. Rosenberg and Ann Lurie are the co-trustees of the Robert H. and Ann Lurie Trust. For the purposes of this statement the address for each of the general partners of Equity Holdings and for Mr. Zell and Mmes. Rosenberg and Lurie is Two North Riverside Plaza, Chicago, Illinois 60606. The principal occupations of Mr. Zell and Mmes. Rosenberg Lurie are listed on Schedule 1 attached hereto.

     (d) - (e)   None of Equity Holdings, the general partners of
Equity Holdings, Mr. Zell or Mmes. Rosenberg and Lurie has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Zell and Mmes. Rosenberg and Lurie are all citizens of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

     No funds were expended in the acquisition of the 14,000,000 shares of Class A Common Stock reported herein. Equity Holdings acquired the shares of Class A Common Stock as the result of a series of dividend distributions of 14,000,000 shares of Class B Common Stock, par value $.01 per share, of the Company from entities indirectly and directly wholly owned by Equity Holdings ultimately to Equity Holdings. Upon the distribution of the shares of Class B Common Stock to Equity Holdings, the shares of Class B Common Stock automatically converted into 14,000,000 shares of Classs A Common Stock.

CUSIP No. 305916108           SCHEDULE 13D         Page 4 of 11 Pages

Item 4.   Purpose of Transaction

     The purpose of Equity Holdings' acquisition of the shares of Class A Common Stock pursuant to the series of distributions discussed in Item 3, which is incorporated by reference, was to restructure Equity Holdings' manner of ownership of the Common Stock of the Company. Equity Holdings indirectly held the Class B Common Stock and directly holds the Class A Common Stock for investment purposes.

      Equity Holdings does not have any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule
13D.


Item 5.   Interest in Securities of the Issuer

     Equity Holdings

     (a) To the best knowledge of Equity Holdings there are 20,070,500 shares of Class A Common Stock outstanding. As of the date hereof the 14,000,000 shares of Class A Common Stock represent approximately 69.7% of the shares of Class A Common Stock outstanding.

     (b) Equity Holdings has the sole power to vote or to direct the vote of and the sole power to dispose or to direct the disposition of the shares of Class A Common Stock beneficially owned by it.

     (c)-(e)   Not applicable.

     The Samuel Zell Revocable Trust

     The Samuel Zell Revocable Trust is a general partner of Equity Holdings. The Samuel Zell Revocable Trust may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Equity Holdings. The Samuel Zell Revocable Trust disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Equity Holdings.

     As indicated in each case, information with regard to the Samuel Zell Revocable Trust's beneficial ownership of shares of Class A Common Stock is presented either including or excluding shares of Class A Common Stock which the Samuel Zell Revocable Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings.

CUSIP No. 305916108           SCHEDULE 13D         Page 5 of 11 Pages

     (a) Beneficial ownership including shares of Class A Common Stock the Samuel Zell Revocable Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings: 14,000,000 shares of Class A Common Stock representing approximately 69.7% of the shares of Class A Common Stock outstanding.

          Beneficial ownership excluding shares of Class A Common Stock the Samuel Zell Revocable Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings: 0 shares of Common Stock representing 0% of the shares of Class A Common Stock outstanding.

     (b) With regard to the 14,000,000 shares of Class A Common Stock which the Samuel Zell Revocable Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings, the Samuel Zell Revocable Trust may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such shares with the Robert
          H. and Ann Lurie Trust, Mr. Zell and Mmes. Rosenberg and Lurie.

     (c)-(e)   Not applicable.

     The Robert H. and Ann Lurie Trust

     The Robert H. and Ann Lurie Trust is a general partner of Equity Holdings. The Robert H. and Ann Lurie Trust may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Equity Holdings. The Robert H. and Ann Lurie Trust disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Equity Holdings.

     As indicated in each case, information with regard to the Robert H. and Ann Lurie Trust's beneficial ownership of shares of Class A Common Stock is presented either including or excluding shares of Class A Common Stock which the Robert
     H. and Ann Lurie Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings.

     (a) Beneficial ownership including shares of Class A Common Stock the Robert H. and Ann Lurie Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings: 14,000,000 shares of Class A Common Stock representing approximately 69.7% of the shares of Class A Common Stock outstanding.

          Beneficial ownership excluding shares of Class A Common Stock the Robert H. and Ann Lurie Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings: 0 shares of Common Stock representing 0% of the shares of Class A Common Stock outstanding.

     (b) With regard to the 14,000,000 shares of Class A Common Stock which the Robert H. and Ann Lurie Trust may be deemed to beneficially own by virtue of its relationship with Equity Holdings, the Robert H. and Ann Lurie Trust may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such shares with the Samuel Zell Revocable Trust, Mr. Zell and Mmes. Rosenberg and Lurie.

CUSIP No. 305916108           SCHEDULE 13D         Page 6 of 11 Pages

     (c)-(e)   Not applicable.


     Samuel Zell

     Mr. Zell is the trustee of the Samuel Zell Revocable Trust, a general partner of Equity Holdings. Mr. Zell may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Equity Holdings. Mr. Zell disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Equity Holdings.

     As indicated in each case, information with regard to Mr. Zell's beneficial ownership of shares of Class A Common Stock is presented either including or excluding shares of Class A Common Stock which Mr. Zell may be deemed to beneficially own by virtue of his relationship with Equity Holdings.

     (a) Beneficial ownership including shares of Class A Common Stock Mr. Zell my be deemed to beneficially own by virtue of his relationship with Equity Holdings:
          14,001,000 shares of Class A Common Stock representing approximately 69.8% of the shares of Class A Common Stock outstanding.

          Beneficial ownership excluding shares of Class A Common Stock Mr. Zell may be deemed to beneficially own by virtue of his relationship with Equity Holdings: 1,000 shares of Common Stock (as a result of the conversion of options exercisable within sixty days) representing less than .1% of the shares of Class A Common Stock outstanding.

     (b) With regard to the 14,000,000 shares of Class A Common Stock which Mr. Zell may be deemed to beneficially own by virtue of his relationship with Equity Holdings, Mr. Zell may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such shares with the general partners of Equity Holdings and Mmes. Rosenberg and Lurie.

          With regard to the 1,000 shares of Class A Common Stock beneficially owned by Mr. Zell, Mr. Zell has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of such shares.

     (c)-(e)   Not applicable.

CUSIP No. 305916108           SCHEDULE 13D         Page 7 of 11 Pages

     Sheli Z. Rosenberg

     Mrs. Rosenberg is a co-trustee of the Robert H. and Ann Lurie Trust, a general partner of Equity Holdings. Mrs. Rosenberg may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Equity Holdings. Mrs. Rosenberg disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Equity Holdings.

     As indicated in each case, information with regard to Mrs. Rosenberg's beneficial ownership of shares of Class A Common Stock is presented either including or excluding shares of Class A Common Stock which Mrs. Rosenberg may be deemed to beneficially own by virtue of her relationship with Equity Holdings.

     (a) Beneficial ownership including shares of Class A Common Stock Mrs. Rosenberg may be deemed to beneficially own by virtue of her relationship with Equity Holdings:
          14,001,000 shares of Class A Common Stock representing approximately 69.8% of the shares of Class A Common Stock outstanding.

          Beneficial ownership excluding shares of Class A Common Stock Mrs. Rosenberg may be deemed to beneficially own by virtue of her relationship with Equity Holdings:
          1,000 shares of Common Stock (as a result of the conversion of options exercisable within sixty days) representing less than .1% of the shares of Class A Common Stock outstanding.

     (b) With regard to the 14,000,000 shares of Class A Common Stock which Mrs. Rosenberg may be deemed to beneficially own by virtue of her relationship with Equity Holdings, Mrs. Rosenberg may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such shares with the general partners of Equity Holdings, Mr. Zell and Mrs. Lurie.

          With regard to the 1,000 shares of Class A Common Stock beneficially owned by Mrs. Rosenberg, Mrs. Rosenberg has the sole power to vote or to direct the vote of and to dispose or to direct the disposition of such shares.

     (c)-(e)   Not applicable.

     Ann Lurie

     Mrs. Lurie is a co-trustee of the Robert H. and Ann Lurie Trust, a general partner of Equity Holdings. Mrs. Lurie may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Equity Holdings. Mrs. Lurie disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by Equity Holdings.

     As indicated in each case, information with regard to Mrs. Lurie's beneficial ownership of shares of Class A Common Stock is presented either including or excluding shares of Common Stock which Mrs. Lurie may be deemed to beneficially own by virtue of her relationship with Equity Holdings.

CUSIP No. 305916108           SCHEDULE 13D         Page 8 of 11 Pages

     (a) Beneficial ownership including shares of Class A Common Stock Mrs. Lurie may be deemed to beneficially own by virtue of her relationship with Equity Holdings:
          14,000,000 shares of Class A Common Stock representing approximately 69.7% of the shares of Class A Common Stock outstanding.

          Beneficial ownership excluding shares of Class A Common Stock Mrs. Lurie may be deemed to beneficially own by virtue of her relationship with Equity Holdings: 0 shares of Common Stock representing 0% of the shares of Class A Common Stock outstanding.

     (b) With regard to the 14,000,000 shares of Class A Common Stock which Mrs. Lurie may be deemed to beneficially own by virtue of her relationship with Equity Holdings, Mrs. Lurie may be deemed to share the power to vote or to direct the vote of and to dispose or to direct the disposition of such shares with the general partners of Equity Holdings, Mr. Zell and Mrs. Rosenberg.

     (c)-(e)   Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer

     Mr. Zell and Mrs. Rosenberg have been directors of the Company since 1994. Each of the directors of the Company, including Mr. Zell and Mrs. Rosenberg, is granted upon initial election and at each annual meeting of stockholders thereafter, a ten-year option (vesting at the rate of 25% per year) to purchase 2,000 shares of Class A Common Stock for its fair market value on the date of the grant.

Item 7.   Material to Be Filed as Exhibits

Exhibit 10.7 Falcon Building Products, Inc. 1994 Stock Option and Restricted Share Plan

CUSIP No. 305916108           SCHEDULE 13D         Page 9 of 11 Pages

                           Schedule 1

NAME                                    EMPLOYMENT OR OCCUPATION
- - -----                                   ------------------------

General Partners of Equity Holdings

Samuel Zell Revocable Trust
 Samuel Zell (Trustee)                  Mr. Zell is Chairman of
                                        the Board of Directors of
                                        Equity Group Investment,
                                        Inc. ("Equity Group") and
                                        Equity Financial and
                                        Management Company
                                        ("Equity Financial").
                                        Both firms are privately
                                        owned affiliated
                                        investment management
                                        companies with their
                                        principal address at Two
                                        North Riverside Plaza,
                                        Chicago, Illinois 60606.

Robert H. and Ann Lurie Trust
  Sheli Z. Rosenberg (Co-Trustee)       Mrs. Rosenberg is
                                        President and Chief
                                        Executive Officer of
                                        Equity Group and Equity
                                        Financial.  Mrs.
                                        Rosenberg is a member of
                                        the law firm of Rosenberg
                                        & Liebentritt, P.C. the
                                        business address of which
                                        is Two North Riverside
                                        Plaza, Chicago, Illinois
                                        60606.

  Ann Lurie (Co-Trustee)                Mrs. Lurie is a self-
                                        employed private
                                        investor.

CUSIP No. 305916108           SCHEDULE 13D         Page 10 of 11 Pages

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 1996
______________
Date


                         EQUITY HOLDINGS LIMITED, AN ILLINOIS
                         LIMITED PARTNERSHIP


                         By:  /s/ Samuel Zell
                            ______________________________
                              Samuel Zell, Trustee of The
                              Samuel Zell Revocable Trust,
                              General Partner of Equity Holdings
                              Limited, an Illinois Limited
                              Partnership

CUSIP No. 305916108           SCHEDULE 13D         Page 11 of 11 Pages

               EXHIBIT INDEX

Exhibit No.              Description of Exhibit

10.7 Falcon Building Products, Inc. 1994 Stock Option and Restricted Share Plan-- Incorporated by reference to Falcon Building Products, Inc. Registration Statement of Form S-1, Registration Number 33-79006, filed May 17, 1994, as amended, as the same number exhibit